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                                                                                                         Exhibit 12
                  AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                        (In thousands, except ratio data)

                                                                        Fiscal Year Ended
                                             -------------------------------------------------------------------------
                                             January 29,    January 30,    January 31,     January 25,    January 27,
                                                2000           1999            1998           1997           1996
                                             ------------   ------------   -------------   ------------   ------------
Income (loss) before income taxes,
      extraordinary item and cumulative
      effect adjustment...................       (31,355)        52,605          53,633         26,804        (1,618)

Add:
      Interest expense....................        60,843         15,253          11,600         19,043         24,116
      Interest component of rental
      expense.............................        29,253         21,121          18,409         16,541         16,208
                                             ------------   ------------   -------------   ------------   ------------

Earnings available for fixed charges......        58,741         88,979          83,642         62,388         38,706

Fixed Charges:
      Interest expense....................        60,843         15,253          11,600         19,043         24,116
      Interest component of rental expense        29,253         21,121          18,409         16,541         16,208
                                             ------------   ------------   -------------   ------------   ------------

Total fixed charges.......................        90,096         36,374          30,009         35,584         40,324

Ratio of earnings to fixed charges........          0.7x           2.4x            2.8x           1.8x           1.0x

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For the purpose of calculating the ratio of earnings to fixed charges,  earnings consist of income before income taxes, extraordinary item and cumulative effect adjustment plus fixed charges (net of capitalized interest). Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, and one-third of rent expense on operating leases representing that portion of rent expense deemed by us to be attributable to interest. For the fiscal year ended January 29, 2000, the amount of additional earnings that would have been required to cover fixed charges for this period was $31.4 million.